Mail Stop 3561

August 12, 2008

John P. Reddy, Chief Financial Officer
Atmos Energy Corporation
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240

> **Re: Atmos Energy Corporation**
> **Annual Report on Form 10-K for the Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 21, 2007**
> **File No. 1-10042**

Dear Mr. Reddy:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Year Ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition…, page 32

1. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

For example, we note that you have not discussed in detail, if at all, how the recent escalation in certain commodity prices affects you. In future filings, please discuss in greater detail the trends and factors, such as this, that contribute to your overall financial position and affect your operations.

Item 9A. Controls and Procedures, page 117

Management's Evaluation of Disclosure Controls and Procedures, page 117

2. You state that your disclosure controls and procedures were effective, and you state that your disclosure controls and procedures were designed to be effective at a reasonable assurance level. Therefore, please confirm for us, and in future filings state, if true, that your disclosure controls and procedures were effective at the reasonable assurance level you discuss.

3. Also, it appears that you have separated your definition of disclosure controls and procedures. First, you state that your disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by you in reports you file with us is recorded, processed, summarized, and reported within the time periods specified by our rules and forms. Second, you state that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in this annual report was accumulated and communicated to your management to allow timely decisions regarding required disclosure. Both of these statements comprise the entire definition of disclosure controls and procedures. Therefore, please confirm for us, and revise in future filings to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by you in reports you file with us is recorded, processed, summarized, and reported within the time periods specified by our rules and that information required to be disclosed by you in your periodic reports is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure.

4. Further, where you state that your disclosure controls and procedures are effective at the reasonable assurance level, please either include no further definition of disclosure controls and procedures if you have included the entire definition of disclosure controls and procedures elsewhere in your disclosure, or include the entire definition of disclosure controls and procedures after discussing whether your disclosure controls and procedures are effective at the reasonable assurance level. For example, you may state that your disclosure controls and procedures are effective at the reasonable assurance level, or you may state that your disclosure controls and procedure are effective at the reasonable assurance level to provide reasonable assurance that information required to be disclosed by you

in reports you file with us is recorded, processed, summarized, and reported within the time periods specified by our rules and that information required to be disclosed by you in your periodic reports is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 10

5. We note that you have adopted written guidelines to identify any potential related person transactions between you and related persons. Please file these guidelines.

Director Compensation, page 14

6. Please disclose by footnote the grant date fair value of each equity award in all applicable director compensation tables. See Item 402(d)(2)(viii) of Regulation S-K.

Compensation Discussion and Analysis, page 20

Executive Compensation Consultant, page 21

7. Please clarify whether your chief executive officer met with representatives of Towers Perrin regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works, if any. Also, please describe in greater detail the nature and scope of Towers Perrin's assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Competitive Compensation Benchmarking, page 21

8. We note that you benchmark all elements of compensation for your named executive officers against appropriate job matches form 13 public companies that you name with significant gas distribution operations. Also, we note that you benchmark compensation for your named executive officers against a Towers Perrin survey of more than 90 gas and electric utility companies and an American Gas Association Executive Compensation Survey of 60 companies with gas distribution operations. Please provide greater detail regarding these benchmarks and their components. Also, please disclose all of the component companies from the Towers Perrin and American Gas Association Executive Compensation surveys you use in benchmarking compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

<u>Elements of Executive Compensation, page 22</u>

9. We note that your annual opportunity targets differ among your named executive officers. For example, the incentive plan target for your chief executive officer is 80% of base salary and your incentive plan target for your chief financial officer is 55% of base salary. Please explain the reason or reasons that you chose these varying percentages for each named executive officer.

<u>Grants of Plan-Based Awards for Fiscal Year 2007, page 31</u>

10. We note that you have not issued stock options to your executive officers during fiscal year 2007. Even so, please clarify whether the Human Resources Committee has formalized any procedures regarding grants of stock options.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director